Exhibit 99.1

Ctrip Acquires Strategic Stake in eLong

SHANGHAI, May 22, 2015 — Ctrip.com International, Ltd. (NASDAQ: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”) today announced its investment in eLong, Inc. (NASDAQ: LONG) (“eLong”) through acquiring eLong shares from certain selling shareholders, including Expedia, Inc. (NASDAQ: EXPE) (“Expedia”), together with several other investors.  Ctrip acquired a 37.6% equity stake in eLong for a total purchase price of approximately $400 million.

In addition, Ctrip and Expedia have agreed to cooperate with each other to allow their respective customers to benefit from certain travel product offerings for specified geographic markets.

The transaction closed on May 22, 2015.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12229
Email: iremail@ctrip.com